Exhibit 99.1

Nisun International Signs Cooperative Agreement with Henan Fulushi

SHANGHAI, December 16, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that Fintech (Henan) Supply Chain Management Co., Ltd, a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and a controlled affiliate of the Company, has signed a supply chain cooperative agreement with Henan Fulushi Industrial Co., Ltd. (“Henan Fulushi”). Under this agreement, the two parties will cooperate on supply chain procurement services to support the trade of frozen grocery products.

The frozen grocery industry requires a relatively high-quality trading chain with multiple nodes such as warehousing, transportation, and circulation. Under this agreement, Nisun will leverage its innovative technologies to establish a one-stop comprehensive platform (the “Platform”) with linkages to each node, including farming, transportation, and customers, to reduce communication costs and improve efficiency. The Platform will provide traders and retailers with services for trading, transportation, warehousing, and information management. Using the Platform’s risk control capabilities, Henan Fulushi will be able to deliver more frozen groceries and meet increasing market demand for frozen products with higher efficiency and lower costs.

Established in 2017 in Henan province, Henan Fulushi engages in the sales and distribution of frozen grocery products, pre-packaged food, health products, condiments, dairy products, fresh meat, agricultural and sideline products, grains, oils, fruit, and vegetables.

According to the agreement, Nisun will help Fulushi trade frozen grocery products, including, but not limited to beef, lamb, chicken, duck, and pork, among others. Through this cooperation with Henan Fulushi, Nisun will continue to build channels for agricultural trading and contribute to China’s greater strategy for rural revitalization.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com